TERYL RESOURCES CORP.

N E W S R E L E A S E

PRIVATE PLACEMENT OF 1,000,000 UNITS

CDNX: TRC.V

For Immediate Release: April 26, 2002 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) wishes to announce that it has arranged a private placement of an aggregate of 1,000,000 units in the capital stock of the Company to various investors at a price of $0.12 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant (the “Warrant”). Each warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of one year from the date of payment for the units, exercisable at a price of $0.15. The 1,000,000 common shares issued as part of the units upon conversion of the Warrants are subject to a 12-month hold period from the date of payment of the units.

The $120,000.00 net private placement proceeds received by the Company will be used for the current drilling program for the Teryl/Kinross Gil gold prospect located in Fairbanks, Alaska and for working capital and accounts payable.

Diamond drilling has commenced on the Gil claim joint venture by our joint venture partner Kinross Gold (TSE: K; AMEX: KGC).

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska. Teryl Resources Corp. owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil property joint venture which consists of 10,700,000 drill, indicated tons of 0.04 opt. Teryl Resources Corp. also has several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T. and one joint venture silver prospect located in northern B.C., Canada.

Dated at Richmond, British Columbia this 26th day of April 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com